Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022- 2204 2268, 2285 2214 Website : www.ril.com


05005506

February 1, 2005

File No. 82-3300

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Exemption under Rule 12g3-2(b)

Dear Sirs,

In continuation to our letters dated December 20 and 27, 2004 forwarding letters in connection with the Buy Back Offer of the Company, we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr. No.	Requirement under Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998	Letter dated	Brief description of contents of the said letter with the relevant enclosures
1.	--	December 27, 2004	Undertaking to the Stock Exchange to comply with the order/directive from SEBI/any other regulatory authority relating to Buy Back of the Company.
2.	--	December 28, 2004	Copy of Public Notice of the Offer for Buy Back issued by the Company to the Stock Exchanges.
3.	5A(2)	December 29, 2004	Copy of resolution passed by the Board of Directors of the Company authorizing Buy Back, copy of Public Announcement of the Offer for Buy Back and copy of Declaration of Solvency and Affidavit to the Stock Exchanges.
4.	15(g)	December 29, 2004	Intimation to the Stock Exchanges to avail the facilities of the stock exchanges for the proposed Buy Back offer.



5.	--	January 3, 2005	Confirmation to the Stock Exchanges that the Company shall comply with the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998.
6.	--	January 10, 2005	Copy of an Addendum to the Public Announcement issued by the Company to the Stock Exchanges.
7.	15(i)	January 10, 2005	Details of shares bought back by the Company on January 10, 2005.
8.	15(i)	January 11, 2005	Details of shares bought back by the Company on January 11, 2005.
9.	15(i)	January 12, 2005	Details of shares bought back by the Company on January 12, 2005.
10.	15(i)	January 13, 2005	Details of shares bought back by the Company on January 13, 2005.
11.	15(i)	January 14, 2005	Details of shares bought back by the Company on January 14, 2005.
12.	15(i)	January 17, 2005	Details of shares bought back by the Company on January 17, 2005.
13.	15(i)	January 18, 2005	Details of shares bought back by the Company on January 18, 2005.
14.	15(i)	January 19, 2005	Details of shares bought back by the Company on January 19, 2005.
15.	15(i)	January 20, 2005	Details of shares bought back by the Company on January 20, 2005.
16.	15(i)	January 24, 2005	Details of shares bought back by the Company on January 24, 2005.
17.	15(i)	January 25, 2005	Details of shares bought back by the Company on January 25, 2005.
18.	15(i)	January 27, 2005	Details of shares bought back by the Company on January 27, 2005.



19.	15(i)	January 28, 2005	Details of shares bought back by the Company on January 28, 2005.
20.	15(i)	January 31, 2005	Details of shares bought back by the Company on January 31, 2005.

Thanking you,
Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman
Vice President – Corporate Secretarial

Encl: a/a

Reliance
Industries Limited

Regd Office Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box 11717, Mumbai - 400 021
Gram 'RELCOMCOP', Phones 3032 5000, 2284 2384, 2282 6070
Telefax 022 - 2204 2268 2285 2214 Website : www.ril.com

December 27, 2004

Department of Corporate Relations
The Stock Exchange
Rotunda Bldg. 1st Floor
B.S. Marg, Fort
Mumbai 400 023

Dear Sirs,

Sub: Buy Back of equity shares of Reliance Industries Limited

With reference to the Buy Back of equity shares of the Company using "Open Market" purchase through Stock Exchanges, we undertake to comply with the following:

1) Any order/directive from SEBI/any other regulatory authority relating to the Buy Back of the Company will be filed with the Exchange immediately.

2) Accept all the shares bought in Physical Mode in the Buy Back process irrespective of their denomination subject to fulfilling other conditions.

3) Inform the shares bought on the Exchange, on a daily basis, in the specified format.

4) Inform the Exchange about the extinguishments of shares bought back, as and when done.

Thanking you,

Yours faithfully,
For Reliance Industries Ltd.

K. Sethuraman
Compliance Officer


Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069



December 28, 2004

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.c/1, G Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd
7 Llyons Range
Calcutta 700001

Dear Sir,

Sub : **Buy Back of Equity Shares of the Company**

We forward herewith a copy of the Public Notice on the above subject issued by the Company pursuant to the provisions of Regulation 5A of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, which appeared today in the following newspapers :

i) Free Press Journal – English National Daily – All Editions
ii) Nav Bharat – Hindi Daily – All Editions
iii) Nav Shakti – Marathi Daily – Mumbai Edition.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Vice President – Corporate Secretarial

Encls: a/a

Copy to: National Securities Depository Limited, Mumbai
Central Depository Services Limited, Mumbai



Reliance
Industries Limited

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021

PUBLIC NOTICE

Public Notice containing disclosures as specified in Schedule I to the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998

This Public Notice is issued pursuant to the provisions of Regulation 5A of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (hereinafter referred to as "Buy Back Regulations"). Reliance Industries Limited proposes to Buy Back its fully paid up equity shares of Rs. 10/- each to the extent of or less than 10% of the total paid-up equity capital and free reserves of the Company. In this behalf, disclosures as required under Regulation 5A read with Schedule I to the Buy Back Regulations are set out herein below:

1. The first proviso to Section 77A(2)(b) of the Companies Act, 1956 (hereinafter referred to as "the Companies Act"), read with the Buy Back Regulations permits Buy Back of equity shares of a company up to 10% of the total paid-up equity capital and free reserves of the company, authorized by means of a resolution passed by the Board of Directors of the company at its meeting.

   The Board of Directors of Reliance Industries Limited (hereinafter referred to as "the Company") at its meeting held on December 27, 2004, approved, Shri. Anil D. Ambani, Vice Chairman and Managing Director abstaining, the proposal for Buy Back of the Company's fully paid up equity shares of Rs 10/- each (hereinafter referred to as the "Buy Back"), at a price not exceeding Rs. 570 per equity share(hereinafter referred to as the "Maximum Offer Price"), payable in cash, up to an aggregate amount not exceeding Rs. 2,999 crores, that is, not exceeding 10% of the total paid-up equity capital and free reserves of the Company as on March 31, 2004, from the open market through Stock Exchanges in accordance with the provisions contained in Article 5(g) of the Articles of Association of the Company and Sections 77A, 77AA, 77B and all other applicable provisions, if any, the Companies Act and the provisions contained in the Buy Back Regulations. In terms of the Companies Act, the buy back of equity shares in any financial year shall not exceed 25% of the total paid-up equity capital of the company in that financial year.

   The resolution of the Board of Directors authorizes a Committee of Independent Directors to oversee all matters pertaining to the Buy Back and authorizes certain Executive Directors and Executives to perform acts necessary in the implementation of the Buy Back.

2. The Company has accumulated free reserves and satisfactory liquidity. The Buy Back is expected to lead to (a) reduction in outstanding number of equity shares, and consequent increase in Earnings per Share; (b) improvement in Return on Net Worth; (c) reduction in volatility in the Company's stock price, leading to reduction in the weighted average cost of capital; (d) reflection of the under-valuation of the Company's stock price and the confidence of the management in future growth prospects; and (e) positive impact on the Company's stock price, contributing to maximisation of overall shareholder value.

3. The Buy Back is proposed to be implemented by the Company by way of open market purchases through the Stock Exchange, Mumbai (BSE) and the National Stock Exchange of India Limited (NSE) having nationwide electronic trading terminals. The Company shall not Buy Back its equity shares from any person through negotiated deals whether on or off the Stock Exchange(s) or through spot transactions or through any private arrangement in the implementation of the Buy Back.

4. The maximum amount required by the Company for the said Buy Back aggregating Rs. 2,999 crores, will be met out of the free reserves and/or the securities premium account of the Company.

5. The Maximum Offer Price has been arrived at after taking into consideration factors *inter alia* the book value, other financial ratios, the market value as well as liquidity of the equity shares on the Stock Exchanges and the possible impact of the Buy Back on the Company's earnings per equity share. The maximum Buy Back price as proposed above will not impair the growth of the Company and also contribute to the overall enhancement of the shareholder value.

6. The number of equity shares bought back would depend upon the average price paid for the equity shares bought back and the aggregate consideration paid for such equity shares bought back. As an illustration, at the proposed Maximum Offer Price of Rs. 570 per equity share and for an aggregate consideration amount of Rs. 2,999 crore, the maximum number of equity shares that can be bought back would be 5,26,14,035 equity shares, aggregating approximately 3.77% of the total paid up equity capital as on December 27, 2004. Should the average purchase price be lower than the Maximum Offer Price, the number of equity shares that can be bought back would be greater, assuming the payment of an aggregate consideration not exceeding Rs. 2,999 crores. Hence, there is no fixed minimum or maximum number of equity shares that the Company proposes to Buy Back, subject to the limits as stipulated in paragraph 1 herein above.

7. (a) The aggregate shareholding of the promoters, and of the directors of the promoters, and of the persons who are in control of the Company and of persons who are acting in concert with them at the opening of business hours as on December 27, 2004 is 65,20,80,766 equity shares constituting 46.70% of the paid-up share capital of the Company.

   (b) The aggregate number of equity shares purchased and sold by the Promoters during a period of six months preceding the date of Board meeting at which the Buy Back was approved, i.e. December 27, 2004 is 10,000 (purchase) and 19,084 (sale) equity shares respectively.

   (c) With reference to (b) above, the maximum and minimum purchase price was Rs 481.39 on December 20, 2004. The maximum sale price was Rs 547.43 on October 8, 2004 and minimum sale price was Rs 433.80 on July 9, 2004.

8. The Company shall not purchase equity shares under the Buy Back from the Promoters.

9. The Buy Back is expected to be completed within the statutory validity period of the resolution dated December 27, 2004 passed by the Board of Directors of the Company, which at present is twelve months from the date of passing of the resolution or when the Company has completed Buy Back to the extent of Rs. 2,999 crore under the Buy Back or such other date as may be determined by the Company at anytime even if the maximum limit of Buy Back of shares has not been reached by giving appropriate notice for such earlier date, if any, whichever is earlier.

10. The ratio of the debt owed by the Company will not be more than twice the capital and free reserves of the Company after the Buy Back.

11. The equity shares of the Company are listed on BSE, NSE and The Calcutta Stock Exchange Association Ltd. ("CSE"). The Company has applied for voluntary delisting of its equity shares from CSE in March 2003, in terms of the provisions of the Securities and Exchange Board of India (Delisting of Securities) Regulations, 2003. The Global Depository Receipts ("GDRs") of the Company are listed at The Luxembourg Stock Exchange, Luxembourg.

12. In view of recent reports in media, the Company has received letters from BSE dated December 21, 2004 and NSE dated December 21, 2004 asking Company to furnish material information having bearing on operations/performance of the Company as well as price sensitive in nature and/or any issues relating to requirements of corporate governance norms in any of those matters. The Company vide its two letters both dated December 22, 2004 replied to these letters stating that it had intimated to the stock exchange(s) matters which are required to be informed under the listing agreement with them.

13. It is hereby confirmed that there are no defaults subsisting in repayment of deposits, redemption of debentures or preference shares or repayment of term loans to any financial institution or bank.

14. The Board of Directors of the Company confirms that they have made necessary and full inquiry into the affairs and prospects of the Company and that they have formed the opinion that:

    (a) Immediately following the date on which the meeting of the Board of Directors is convened, there will be no grounds on which the Company could be found unable to pay its debts;

    (b) as regards its prospects for the year immediately following the date of the Board Meeting, that is, December 27, 2004, that having regard to their intentions with respect to the management of the Company's business during that year and to the amount and character of the financial resources which will in their view be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from that date; and

    (c) In forming their opinion for the above purposes, the directors have taken into account the liabilities, as if the Company were being wound up under the provisions of the Companies Act, 1956 (including prospective and contingent liabilities).

15. The text of the report dated December 27, 2004 received from Messrs. Chaturvedi & Shah, Chartered Accountants and Messrs. Rajendra & Co., Chartered Accountants, the Joint Auditors of the Company addressed to the Board of Directors of the Company is reproduced below:

    "In connection with the proposed Buy Back of equity shares approved by the Board of Directors at their meeting held on December 27, 2004, based on the information and explanations given to us, we report as follows:

    a) We have inquired into the Company's state of affairs;

    b) The amount of the permissible capital payment(including premium) towards Buy Back of equity shares in question, as computed below is based upon the annual accounts of the Company for the year ended March 31, 2004, has been determined in accordance with first proviso to Section 77A(2)(b) of the Companies Act, 1956:

	Amount (Rs. in crores)
Equity Share Capital as at March 31, 2004	1395.95
Free Reserves as at March 31, 2004	28596.60
Total	29992.55
Maximum amount permissible for the Buy Back i.e. 10% of total paid-up equity capital and free reserves	2999.25

    c) The Board of Directors at their meeting held on December 27, 2004 have formed their opinion as specified in clause (x) of Schedule I to the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one-year from that date of the aforesaid Board meeting held on December 27, 2004."

16. The Board of Directors of the Company accepts responsibility for the information contained in this notice.

By Order of the Board of Directors
For Reliance Industries Limited
sd/-
K. Sethuraman
Vice President - Corporate Secretarial

Place : Mumbai
Date : December 27, 2004

Reliance
Industries Limited

Regd. Office Maker Chambers IV, 3rd Floor, 222, Nariman Point Post Box 11717, Mumbai - 400 021
Gram 'RELCOMCOP', Phones 3032 5000, 2284 2384, 2282 6070
Telefax 022 - 2204 2268 2285 2214 Website www.ril.com

December 29, 2004

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.c/1, G Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd
7 Llyons Range
Calcutta 700001

Dear Sir,

Sub : **Buy Back of Equity Shares of the Company**

Pursuant to Regulation 5A of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, we send herewith -

a) a certified copy of the Resolution passed by the Board of Directors of the Company at its meeting held on December 27, 2004, authorizing the Buy Back of fully paid Equity Shares of Rs.10 each of the Company from the open market through stock exchange(s)

b) a copy of the Public Announcement made by the Company in the following newspapers -

   i) Indian Express - English National Daily - All Editions
   ii) Nav Bharat - Hindi Daily - All Editions
   iii) Lokmat - Marathi Daily - Mumbai Edition.

c) a copy of the Declaration of Solvency and Affidavit duly executed.

We also wish to inform you that the Company has appointed M/s. JM Morgan Stanley Private Limited as the Manager to the Buy Back and M/s. DSP Merrill Lynch Limited as Advisor to the Buy Back.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

Encls: a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED AT THE MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY HELD ON DECEMBER 27, 2004

"RESOLVED THAT in accordance with the provisions contained in Article 5(g) of the Articles of Association of the Company and Sections 77A, 77AA and 77B and all other applicable provisions, if any, of the Companies Act, 1956 (hereinafter referred to as 'the Act') and the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (hereinafter referred to as "Buy Back Regulations"), including any statutory modification(s) or re-enactment thereof for the time being in force and subject to all such approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the directors, the Board of Directors of the Company do hereby approve the purchase of the Company's fully paid up equity shares of Rs. 10 each (hereinafter referred to as "Buy Back"), at a price not exceeding Rs.570 per equity share payable in cash, upto an aggregate amount not exceeding Rs. 2999 crore , that is, not exceeding 10% of the total paid up equity share capital and free reserves of the Company as on March 31, 2004, as per the latest audited Balance Sheet of the Company;

RESOLVED FURTHER THAT the said Buy Back be implemented within a period of 12 months from the date of passing of the resolution or such extended period as may be permitted under the Act or the Buy Back Regulations or by the appropriate authorities in one or more tranche/ tranches, from out of the free reserves and /or the securities premium account of the Company and that the said Buy Back be made through the methodology of open market purchases through the stock exchange(s) in compliance with the Buy Back Regulations, and on such terms and conditions as the Committee of Directors referred to hereafter may in its absolute discretion deem fit;

RESOLVED FURTHER THAT a Committee of Directors (the "Committee") be and is hereby formed comprising of three Independent Directors, viz., Shri Y.P. Trivedi, Dr. D.V. Kapur and Shri M.P. Modi, to oversee all matters pertaining to the Buy Back and that any two of the said Directors shall constitute a valid quorum for the conduct and proceedings of the meetings of the said Committee;

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

RESOLVED FURTHER THAT it is hereby confirmed that the Board of Directors have made necessary and full enquiry into the affairs and prospects of the Company and that in the opinion of the Board the Company will not be rendered insolvent within a period of one year from the date of this meeting and that the Declaration of Solvency, in the prescribed form, as per draft placed before the Board, be and is hereby approved for filing with the Registrar of Companies, Maharashtra, Mumbai and Securities and Exchange Board of India , duly verified by an affidavit and that the same shall be signed on behalf of the Company by Shri Mukesh D. Ambani, Chairman and Managing Director and any one of the other directors of the Company;

RESOLVED FURTHER THAT as required under the provisions to Section 77A(2)(b) of the Act and Regulation 5A of the Buy Back Regulations read with Schedule I annexed thereto, the draft of the Public Notice duly initialed by the Chairman and Managing Director for the purpose of identification, containing all the information required to be mentioned therein as per the Buy Back Regulations, be and is hereby approved and the Board accepts the responsibility for the statements made therein and Shri Vinod M. Ambani. Shri K. Sethuraman, Shri Alok Agarwal and Shri Harish Shah, Executives of the Company be and are hereby severally authorized in consultation with the Committee to alter, modify and finalise the same with the Lead Managers, Solicitors, etc., and to sign and publish the Public Notice;

RESOLVED FURTHER THAT the draft Public Announcement duly initialed by the Chairman and Managing Director for the purpose of identification, containing all the information required to be mentioned therein as per the Buy Back Regulations, be and is hereby approved and the Board accepts the responsibility for the statements made therein and Shri Mukesh D. Ambani, Chairman and Managing Director, any other director of the Company and Shri Vinod M. Ambani, Shri K. Sethuraman, Shri Alok Agarwal and Shri Harish Shah, Executives of the Company, be and is hereby authorized in consultation with the Committee to alter, modify and finalise the same with the Managers to the Buy Back, Solicitor(s), etc., and to sign the Public Announcement on behalf of the Board of Directors;

RESOLVED FURTHER THAT nothing contained herein shall confer any right on any shareholder to offer or any obligation on the part of the Company or the Board of directors to Buy Back any shares and/or to impair any power of the Company or the Board or the Committee for



Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

which it is hereby authorized, to terminate any process in relation to such Buy Back, if so permissible by law;

RESOLVED FURTHER THAT Shri Anil D.Ambani, Vice Chairman and Managing Director, Shri Nikhil R. Meswani, Shri Hital R. Meswani, Executive Directors, Shri Vinod M. Ambani, Shri K. Sethuraman, Shri Alok Agarwal and Shri Harish Shah, Executives of the Company, any three of them acting jointly, be and are hereby authorized in consultation with the Committee to do or cause to be done all such acts, deeds, matters and things and execute and sign all such documents and papers as may be necessary in the implementation of the Buy Back of shares, including the appointment of Merchant Bankers, Brokers, Solicitors, Bankers, Registrars, Advisors, Investor Service Centres, Advertising Agencies, Consultants or Representatives, and preparation, finalisation and filing of the public announcement, the declaration of solvency certificate and the certificate for extinguishment and physical destruction of share certificates, issuing corporate action in respect of the shares in electronic mode, and to propose and accept any change(s) or modification(s) in the Offer and the documents connected with the said Buy Back and to propose / declare extending the offer for such period or closing of such offer as deemed fit and necessary;

RESOLVED FURTHER THAT the aforesaid authorized persons do regularly report to the Committee on a weekly/fortnightly/monthly basis the progress of the Buy Back, as may be directed by the Committee from time to time;

RESOLVED FURTHER THAT the Board hereby confirms that it has made the full inquiry into the affairs and prospects of the Company and that the Board of Directors have formed the opinion that:

a) Immediately following the date on which the meeting of the Board of Directors is convened, there will be no grounds on which the Company could be found unable to pay its debts;

b) as regards its prospects for the year immediately following the date of the Board Meeting, that is, December 27, 2004, that having regard to their intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources which will in the view of the Board of Directors be available to the Company during the year, the Company will be able to meet its liabilities as and when they



fall due and will not be rendered insolvent within a period of one year from that date; and

c) in informing their opinion for the above purposes, the directors have taken into account the liabilities, as if the Company were being wound up under the provisions of the Companies Act, 1956 (including prospective and contingent liabilities);

RESOLVED FURTHER THAT Shri K. Sethuraman, Company's Executive be and is hereby appointed as 'Compliance Officer' for the purpose of the Buy Back;

RESOLVED FURTHER THAT as required in terms of the Buy Back Regulations, the Board hereby confirms:

a) that the Company shall not purchase shares under the Buy Back from the promoters or persons in control of the Company;

b) that the Company shall not Buy Back its shares from any person through negotiated deal(s) whether on or off the Stock Exchanges or through spot transactions or through any private arrangement in the implementation of the Buy Back;

c) that there are no defaults subsisting in the repayment of deposits, redemption of debentures or preference shares of repayment of term loans to any financial institutions or banks;

d) the ratio of the debt owed by the Company will not be more than twice the capital and free reserves of the Company after the Buy Back;

e) that firm arrangements for monies for payment to fulfill the obligations under the Buy Back are in place;

f) that the funds borrowed from the banks or financial institutions will not be used for Buy Back;

RESOLVED FURTHER THAT the Company do earmark adequate sources of funds for the purpose of Buy Back;

RESOLVED FURTHER THAT the Company will intimate the promoters and person(s) in control of the Company that they are not entitled to deal



Reliance
Industries Limited
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

in the equity shares of the Company during the period of Buy Back, as prescribed under Regulation 19(1)(e) of the Buy Back Regulations;

RESOLVED FURTHER THAT the Company do open a Demat Account with Karvy Stock Broking Limited for the sole purpose of Buy Back of equity shares of the Company under the name and style "Reliance Industries Ltd. - Buy Back of equity shares-2005" and the said account be not used for buying or selling shares of any other company and Shri Vinod M. Ambani, Shri L. V. Merchant and Shri K. Sethuraman, any two of them jointly, be and are hereby authorized to operate the said account and to authorize one or more persons, to operate the said account on behalf of the Company.

RESOLVED FURTHER THAT the above individuals be and are hereby authorized to sign in the manner explained above on the account opening forms and any other documents in connection therewith and to do all such things and acts as be required from time to time in connection with the said account as deemed fit."

Certified to be True

For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Place : Mumbai
Date: December 29, 2004


INDIA NON JUDICIAL
१०० रु.
Rs 100
सत्यमेव जयते
भारत
एक सौ रुपये
ONE HUNDRED RUPEES

महाराष्ट्र MAHARASHTRA
General Stamp Office, Mumbai
Date........................
L.S.V. No. ....

23 DEC 2004
130928

RELIANCE INDUSTRIES LTD.

Company No.: 11-19786
Nominal Capital: Rs. 3000,00,00,000

Proper Officer

95

FORM NO. 4A
(See Rule 5c)

Declaration of Solvency

Name of the company : **Reliance Industries Limited**

Address (Regd. Office) : **Maker Chambers IV, 3rd Floor,**
222, Nariman Point,
Mumbai 400 021

Presented by : Reliance Industries Limited

We, Mukesh D. Ambani, Chairman and Managing Director and Nikhil R. Meswani, Executive Director of Reliance Industries Limited all of Mumbai do solemnly affirm and declare that we have formed the opinion that the company is capable of meeting its total liabilities and that the Company will not be rendered insolvent within a period of one year from the date of making this declaration.

We append a statement of company's assets and liabilities as at March 31, 2004 being the latest date before making of this declaration (Annexure I).

We further declare that the company's audited annual accounts including the Balance Sheet as at March 31, 2004 have been filed with the Registrar of Companies, Maharashtra, Mumbai.

Name Mukesh D. Ambani
Designation Chairman and Managing Director

Name Nikhil R. Meswani
Designation Executive Director

Date: December 27, 2004
Place: Mumbai

CERTIFIED TRUE COPY
For Reliance Industries Ltd
Vinod M. Ambani
(Secretary)

Annexure –I

Statement of Assets and Liabilities

Statement as at 31st March 2004 showing assets at estimated realisable values and liabilities expected to rank.

Name of the Company :**Reliance Industries Limited**

		Assets (in Rupees)	
		Book Value	Estimated to realise
1	Balance at Bank	222,04,78,105	Not less than book value
2	Cash in hand	2,18,58,740	Not less than book value
3	Marketable securities	536,11,04,055	(Market value as on 31.03.2004 Rs. 948.40 crores)
4	Bills Receivables	Nil	Nil
5	Other Current Assets	995,14,74,237	Not less than book value
6	Trade Debtors	3046,38,05,091	Not less than book value
7	Loans & Advances	10543,06,41,193	Not less than book value
8	Unpaid Calls	2,73,76,093	Not less than book value
9	Stock-in-trade	6478,84,05,985	Not less than book value
10	Work in Progress	752,37,70,598	Not less than book value
11	Freehold Land	266,17,34,569	Not less than book value
12	Leasehold Land	53,17,04,223	Not less than book value
13	Plant & Machinery (includes Rs. 231.17 crores on account of revaluation net of Depreciation)	24643,31,05,725	Not less than book value
14	Electrical Installations	489,00,52,502	Not less than book value
15	Furniture, Fittings & Equipments	705,43,61,024	Not less than book value
16	Patents, Trade Marks, Technical Knowhow fees, etc. (Intangible Assets)	1053,44,38,447	Not less than book value
17	Motor Vehicles	74,25,17,578	Not less than book value
18	Ships, Aircrafts & Helicopters	255,75,16,970	Not less than book value
19	Investments other than marketable securities	13435,29,04,240	Not less than book value
20	Other property, viz.		
	- Buildings	2118,45,30,419	Not less than book value
	- Development Rights	1704,65,69,322	Not less than book value
	- Jetties	417,29,72,355	Not less than book value
	- Leased Assets	8,21,43,080	Not less than book value
	- Capital Work in Progress	3356,81,07,458	Not less than book value
	Sub total	7605,43,22,634	
	Total	71160,15,72,009	

	Liabilities	
		Estimated to rank for payment(to the nearest rupee)
1	Secured on specific assets viz. Debentures	9896,79,16,517
2	Secured by floating charge(s) viz. Working Capital Loans	1554,35,26,036
3	Unsecured Loans	9493,51,64,996
4	Interest accrued but not due on Loans	365,76,12,181
5	Estimated cost of liquidation and other expenses including interest accruing until payment of debts in full	Nil
6	Unsecured creditors (Amounts estimated to rank for payment)	
	(a) Trade accounts / Accrued Expenses	10856,23,81,208
	(b) Bills payable	Nil
	(c) Other Liabilities	
	- Proposed Dividend	733,09,82,064
	- Tax on Dividend	91,63,72,758
	- Unpaid Dividend	49,73,27,903
	- Unpaid Matured Debentures	39,53,26,500
	- Interest Accrued on above	1,01,90,429
	- Unpaid call money	3,02,622
	- Provisions	148,44,84,188
	- Deferred Tax liability	3474,81,64,990
	(d) Contingent liabilities	
	Claims against the Company / disputed liabilities not acknowledged as Debts	559,72,66,108
	Total Liabilities (Rs.)	37264,70,18,500
	Total estimated value assets	Rs. 71160,15,72,009
	Total liabilities	Rs. 37264,70,18,500
	Estimated surplus after paying debts in full	Rs. 33895,45,53,509
	Remarks	

Name: Mukesh D Ambani
Designation: Chairman and Managing Director

Name: Nikhil R. Meswani
Designation: Executive Director

Place : Mumbai
Date : December 27, 2004

* The period to be filled in should not exceed 3 years

CERTIFIED TRUE COPY
For Reliance Industries Ltd

Vinod M. Ambani
(Secretary)


INDIA NON JUDICIAL
१०० रु.
Rs 100
भारत
एक सौ रुपये
ONE HUNDRED RUPEES

महाराष्ट्र MAHARASHTRA

23 DEC 2004

130927

General Stamp Office, Mumbai
Date....
S.V. No.... 20 DEC 2004

(एल एस व्ही. नं ९५)
290 शाहिद भगतसिंग रोड,
आनंद भुवन, 2/15, फोर्ट, मुंबई-१.
क्रमांक 05313 दिनांक
श्री./श्रीमती RELIANCE INDUSTRIES LTD.
याना न्यायिकेतर मुद्रांक पेपर विकला
परवानाधारक मुद्रांक विक्रेता

95

AFFIDAVIT

VERIFYING THE DECLARATION OF SOLVENCY GIVEN BY THE BOARD OF DIRECTORS OF RELIANCE INDUSTRIES LIMITED ON DECEMBER 27, 2004

And we make this solemn declaration believing the same to be true.

We solemnly declare that we have made a full enquiry into the affairs of the Company including assets and liabilities of this company and that having done so and having noted that the Board of Directors at their meeting held on December 27, 2004 have approved the buy-back of its fully paid up equity shares of Rs. 10/- each at a price not exceeding Rs. 570 per equity share, amount not exceeding Rs. 2999 crores as per provisions of the Section 77A of Companies Act, 1956, as inserted by the Companies (Amendment) Ordinance, 1999 (1 of 1999).

Verified this day the **27th day of December 2004**

Name Mukesh D. Ambani
Designation Chairman and Managing Director

Name Nikhil R. Meswani
Designation Executive Director

Signed Before me

SANDEEP H. JUNNARKAR
-NOTARY-
GREATER MUMBAI.
411, Embassy Centre,
Nariman Point,
Mumbai-400 021.
28/12/2004

Solemnly affirmed and declared at Mumbai the 27th day of December 2004 before me

Commissioner for Oaths and Notary Public

CERTIFIED TRUE COPY
For Reliance Industries Ltd

Vinod M. Ambani
(Secretary)

NOTARY REGISTRATION
No. 497, EXPIRES ON -
20th MAY, 2007.


INDIA NON JUDICIAL
१०० रु.
Rs 100
सत्यमेव जयते
भारत
एक सौ रुपये
ONE HUNDRED RUPEES

महाराष्ट्र MAHARASHTRA

Stamp Office, Mumbai

श्री. अशोक रघुनाथ कदम
(एल एस पी. नं ९५)
290-शहीद भगतसिंग रोड,
आनंद भुवन, 2/15, फोर्ट, मुंबई-१.

23 DEC 2004

130928

क्रमांक 05320 दिनांक

श्री./श्रीमती RELIANCE INDUSTRIES LTD.

Company No.: 11-19786

Nominal Capital: Rs. 3000,00,00,000

95

FORM NO. 37
(See Rule 5c)

Declaration of Solvency

Name of the company : **Reliance Industries Limited**

Address (Regd. Office) : **Maker Chambers IV, 3rd Floor,**
222, Nariman Point,
Mumbai 400 021

Presented by : Reliance Industries Limited

We, Mukesh D. Ambani, Chairman and Managing Director and Nikhil R. Meswani, Executive Director of Reliance Industries Limited all of Mumbai do solemnly affirm and declare that we have formed the opinion that the company is capable of meeting its total liabilities and that the Company will not be rendered insolvent within a period of one year from the date of making this declaration.

We append a statement of company's assets and liabilities as at March 31, 2004 being the latest date before making of this declaration (Annexure I).




NOTARY
Name
S. H. JUNNARKAR
Area
GREATER MUMBAI
Regd. No.497
GOVT. OF MAHARASHTRA

We further declare that the company's audited annual accounts including the Balance Sheet as at March 31, 2004 have been filed with the Registrar of Companies, Maharashtra, Mumbai.

Name	Mukesh D. Ambani
Designation	Chairman and Managing Director

Name	Nikhil R. Meswani
Designation	Executive Director

Date: December 27, 2004
Place: Mumbai


NOTARY
Name:
S. H. JUNNARKAR
Area:
GREATER MUMBAI
Regd. No.497
GOVT. OF MAHARA

Annexure –I

Statement of Assets and Liabilities

Statement as at 31st March 2004 showing assets at estimated realisable values and liabilities expected to rank.

Name of the Company :**Reliance Industries Limited**

		Assets (in Rupees)	
		Book Value	Estimated to realise
1	Balance at Bank	222,04,78,105	Not less than book value
2	Cash in hand	2,18,58,740	Not less than book value
3	Marketable securities	536,11,04,055	(Market value as on 31.03.2004 Rs. 948.40 crores)
4	Bills Receivables	Nil	Nil
5	Other Current Assets	995,14,74,237	Not less than book value
6	Trade Debtors	3046,38,05,091	Not less than book value
7	Loans & Advances	10543,06,41,193	Not less than book value
8	Unpaid Calls	2,73,76,093	Not less than book value
9	Stock-in-trade	6478,84,05,985	Not less than book value
10	Work in Progress	752,37,70,598	Not less than book value
11	Freehold Land	266,17,34,569	Not less than book value
12	Leasehold Land	53,17,04,223	Not less than book value
13	Plant & Machinery (includes Rs. 231.17 crores on account of revaluation net of Depreciation)	24643,31,05,725	Not less than book value
14	Electrical Installations	489,00,52,502	Not less than book value
15	Furniture, Fittings & Equipments	705,43,61,024	Not less than book value
16	Patents, Trade Marks, Technical Knowhow fees, etc. (Intangible Assets)	1053,44,38,447	Not less than book value
17	Motor Vehicles	74,25,17,578	Not less than book value
18	Ships, Aircrafts & Helicopters	255,75,16,970	Not less than book value
19	Investments other than marketable securities	13435,29,04,240	Not less than book value
20	Other property, viz.		
	- Buildings	2118,45,30,419	Not less than book value
	- Development Rights	1704,65,69,322	Not less than book value
	- Jetties	417,29,72,355	Not less than book value
	- Leased Assets	8,21,43,080	Not less than book value
	- Capital Work in Progress	3356,81,07,458	Not less than book value
	Sub total	7605,43,22,634	
	Total	71160,15,72,009	


NOTARY
Name:
S. H. JUNNARKAR
Area:
GREATER MUMBAI
Regd. No.497.
GOVT. OF MAHARASHTRA



	Liabilities	
		Estimated to rank for payment(to the nearest rupee)
1	Secured on specific assets viz. Debentures	9896,79,16,517
2	Secured by floating charge(s) viz. Working Capital Loans	1554,35,26,036
3	Unsecured Loans	9493,51,64,996
4	Interest accrued but not due on Loans	365,76,12,181
5	Estimated cost of liquidation and other expenses including interest accruing until payment of debts in full	Nil
6	Unsecured creditors (Amounts estimated to rank for payment)	
	(a) Trade accounts / Accrued Expenses	10856,23,81,208
	(b) Bills payable	Nil
	(c) Other Liabilities	
	- Proposed Dividend	733,09,82,064
	- Tax on Dividend	91,63,72,758
	- Unpaid Dividend	49,73,27,903
	- Unpaid Matured Debentures	39,53,26,500
	- Interest Accrued on above	1,01,90,429
	- Unpaid call money	3,02,622
	- Provisions	148,44,84,188
	- Deferred Tax liability	3474,81,64,990
	(d) Contingent liabilities Claims against the Company / disputed liabilities not acknowledged as Debts	559,72,66,108
	Total Liabilities (Rs.)	37264,70,18,500
	Total estimated value assets	Rs. 71160,15,72,009
	Total liabilities	Rs. 37264,70,18,500
	Estimated surplus after paying debts in full	Rs. 33895,45,53,509
	Remarks	

Name Mukesh D Ambani
Designation Chairman and Managing Director

Name Nikhil R. Meswani
Designation Executive Director

Place : Mumbai
Date : December 27, 2004

* The period to be filled in should not exceed 3 years



NOTARY
Name:
S. H. JUNNARKAR
Area:
GREATER MUMBAI
Regd. No.497
GOVT. OF MAHARASHTRA

Reliance
Industries Limited

Regd Office Maker Chambers IV 3rd Floor, 222, Nariman Point, Post Box 11717, Mumbai - 400 021
Gram 'RELCOMCOP', Phones 3032 5000, 2284 2384, 2282 6070
Telefax 022 - 2204 2268, 2285 2214 Website www ril com

December 29, 2004

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.c/1, G Block
Bandra-Kurla Complex
Mumbai 400 051

Dear Sir,

Sub : **Buy Back of Equity Shares of the Company**

We wish to inform you that the Company proposes to Buy Back its fully paid equity shares of Rs.10 each from the open market under the Offer of Buy Back through your stock exchange under the electronic trading facility and through order matching mechanism ("all or none").

For this purpose, the Company proposes to avail the facilities of your stock exchange for the proposed Buy Back Offer. Our Manager to the Offer, M/s. JM Morgan Stanley Private Limited will intimate to you the details of the Brokers and the Trading Terminals to be used by them for this purpose.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

K. Sethuraman
Compliance Officer

Copy to: M/s. JM Morgan Stanley Pvt. Ltd.

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

January 3, 2005

The Secretary
The Mumbai Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Sub: Buy Back of Shares of the Company

Please find enclosed a copy of letter dated January 3, 2005 addressed to the National Stock Exchange of India Limited, Mumbai, for your information and records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman
Compliance Officer

Encl: As above.

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

January 3, 2005

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block,
Bandra Kurla Complex,
Mumbai – 400 051

Dear Sir,

Sub: **Buy Back of Equity Shares of the Company**

Furtherance to our letters dated December 27, 2004, December 28, 2004 and December 29, 2004 relating to the captioned subject and pursuant to your communication to M/s JM Morgan Stanley Private Limited, Manager to the Buy Back, we confirm that we shall comply with the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

Thanking you.

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021
Gram 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

January 10, 2005

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai - 400 001

The Secretary
National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex
Mumbai - 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd
7, Llyons Range,
Calcutta - 700 001

Dear Sir,

Sub: **Buy Back of Equity Shares of the Company**

In continuation of our letter dated December 29, 2004 forwarding a copy of the Public Announcement dated December 28, 2004, we forward herewith a copy of an Addendum to the Public Announcement issued by the Company, in the following newspapers, dated January 10, 2005:

i) Indian Express - English National Daily - All Editions
ii) Nav Bharat - Hindi Daily - All Editions
iii) Lokmat - Marathi daily - Mumbai Edition

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

Encl: a/a



Reliance
Industries Limited

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

ADDENDUM TO THE PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF THE SHAREHOLDERS/ BENEFICIAL OWNERS OF THE EQUITY SHARES OF RELIANCE INDUSTRIES LIMITED

This is an Addendum to the Public Announcement dated December 28, 2004 (the "Public Announcement") made by Reliance Industries Limited (RIL) pursuant to the provisions of Regulation 8(1) read with Regulation 15(c) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, as amended.

1. Public Statement by Mr. Mukesh D. Ambani, which was published on November 22, 2004 is being reproduced as under for information:

   "Mr. Mukesh D Ambani, Chairman and Managing Director, Reliance Industries Ltd., has issued the following statement:

   On my return last evening from the US, I was shocked to find that my response to a question pertaining to the way our businesses are going to go in the future has been torn out of context. Obviously, it was an attempt to build a sensational story around the phrase "ownership issues" leading to a spate of speculations and misrepresentation.

   I am sensitive to the concerns that would have naturally arisen in the minds of our shareholders, various stakeholders and numerous well-wishers at the media blitz during the last few days and it is necessary to remove confusion caused by deliberate misinterpretation or genuine misunderstanding. Therefore, I would like to set the record straight.

   As I was leaving a function, a TV journalist said that "there have been a lot of rumours about the Reliance Group and the way the businesses are going to go in the future." In response I made two points, namely, that the question itself, does not recognise that "Reliance is one of the strongest, professionally managed company", and that "there are other issues, which are ownership issues, those are in the private domain." This question-answer context makes it clear that I was responding to the query about the future businesses.

   It is well known that in the process of its growth and expansion, Reliance is engaged in diversification, acquisition of running businesses and creation of new assets. In such a rapid growth phase all big companies have to deal with several issues concerning corporate ownership of future initiatives. Reliance is no exception. I will like to restate that all such ownership issues are in the private domain. Placed in the context of the question put to me, it is obvious that my reply has nothing to do with the family ownership in Reliance.

   I will also like to take this opportunity to strongly deplore some totally unjustified and tendentious comments in a section of the media about our father Shri Dhirubhai Ambani.

   Reliance is an eloquent testimony of Dhirubhai's farsighted vision, unflinching dynamism and unparalleled wisdom. In keeping with the worldwide trend of transformation of family owned businesses, Dhirubhai took, within his lifetime, all necessary steps to separate ownership from management and made Reliance a world-class professionally managed company. With his extraordinary foresight, he has also settled all ownership issues pertaining to Reliance within his lifetime.

   I wish to assure all stakeholders that I am committed to uphold the steps taken by him and that the foundation of Reliance is and will remain very strong.

   I hope all speculation on this issue will come to rest with this clarification."

2. Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited and Reliance Chemicals Private Limited held equity shares of erstwhile Reliance Petroleum Limited (RPL). Reliance Industries Limited was the promoter of RPL. In RPL, these companies were disclosed as "person acting in concert" with the Promoters. Upon amalgamation of RPL with RIL, these four companies were allotted shares in RIL in terms of the Scheme of Amalgamation. Consequent upon such allotment, these companies hold 4.7% equity stake in the Company. Since then these companies have been shown as "persons acting in concert" with the Promoters of RIL in the disclosure filed by RIL under Regulation 8 of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. In this regard a press release issued by RIL on January 5, 2005 is being reproduced as under for information:

   "For the last several weeks, electronic and print media has been used by undisclosed and unnamed sources to spread totally baseless canards against the company and its Chairman, Mr. Mukesh Ambani. This malicious campaign is designed to tarnish the image of the company and its leadership.

   The Board of Reliance Industries Ltd., is the proper forum to discuss and decide corporate issues and tendentious planting of stories is intended to cause damage to Reliance Industries Limited.

   Reliance Industries Ltd. strongly refutes the totally baseless insinuations that some shares which were acquired by a few companies on merger of RIL and RPL and were held by them to ensure that their economic benefits flow to the shareholders have been appropriated by the Ambani family.

   Economic benefits of RIL shares held by these 4 companies have always been for the benefit of RIL's shareholders, and remain so. This fact has been reiterated by RIL a number of times.

   As late as in April 2004, the Chairman & Managing Director of RIL, Mr. Mukesh Ambani reaffirmed his endeavour to maximize the benefits flowing from these shares to the shareholders of RIL.

   It is, therefore, baseless to allege that there has been any intention of the management of RIL to divert the benefits of these assets to the promoters.

   It is reiterated that the aforesaid companies continue to hold 4.7% holding in RIL (for the benefit of RIL's shareholders) without any change in its holdings."

3. Mr. Nimesh N. Kampani, Chairman and Managing Director of JM Morgan Stanley Private Limited, the Manager to the Buy Back, is one of the trustees of Petroleum Trust (the Trust). The Trust holds 7.5% of the total equity capital of RIL. In terms of the Scheme of Amalgamation (approved by the High Courts of Bombay and Gujarat) of Reliance Petroleum Limited with RIL, shares of RIL were issued in the names of the trustees of the Trust (as a trust cannot hold the shares in its own name) against the shareholding of Reliance Industrial Investments & Holdings Limited (RIIHL), a wholly owned subsidiary of RIL. The sole beneficiary of the Trust is RIIHL.

4. Reliance Industrial Investment and Holdings Limited, a wholly owned subsidiary of RIL is the sole beneficiary of the Trust. The Trust holds 7.5% equity stake in RIL in terms of the Scheme of Amalgamation as aforesaid. The holding of the Trust has been shown as part of "Promoter" holding in view of change in the definition of the expression "promoter" under Regulation 2(1)(h)(ii)(a)(2) of the SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997. RIL has clarified this position to the Stock Exchange, Mumbai in reply to a letter received from them.

For Reliance Industries Limited

sd/-	sd/-	sd/-
Vinod M. Ambani	K. Sethuraman	Harish Shah
Company Secretary	Compliance Officer	Executive

Place: Mumbai
Date : January 9, 2005

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268. 2285 2214 Website : www.ril.com

Date: January 10, 2005

The Secretary
The Stock Exchange, Mumbai
Corporate Relation Ship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
(Fax No.2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
(Fax No.2659 8237 / 2659 8238)

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(1) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	10th January 2005
No. of equity shares bought	:	6,29,800
Average price per share	:	539.62
Total amount (Rs. in crores with two decimals)	:	33.99
No. of shares bought through NSE	:	3,60,000
No. of shares bought through BSE	:	2,69,800

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Managers to the Buyback)

Authoirsed Signatory

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: January 11, 2005

The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
(Fax No.2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
(Fax No.2659 8237 / 2659 8238)

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(1) of the SEBI (Buy Back of Securities) Regulations, 1998. for your records.

Details of purchases:

Date of Purchase	:	11th January 2005
No. of equity shares bought	:	3,12,000
Average price per share	:	529.58
Total amount (Rs. In crores with two decimals)	:	16.52
No. of shares bought through NSE	:	2,00,000
No. of shares bought through BSE	:	1,12,000

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buyback)

Authorised Signatory

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: January 12, 2005

The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
(Fax No.2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
(Fax No.2659 8237 / 2659 8238)

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(1) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	12th January 2005
No. of equity shares bought	:	4,00,000
Average price per share	:	519.00
Total amount (Rs. In crores with two decimals)	:	20.76
No. of shares bought through NSE	:	3,25,000
No. of shares bought through BSE	:	75,000

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buyback)

Authorised Signatory

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: January 13, 2005

The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
(Fax No.2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
(Fax No.2659 8237 / 2659 8238)

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(1) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	13th January 2005
No. of equity shares bought	:	2,00,000
Average price per share	:	520.91
Total amount (Rs. In crores with two decimals)	:	10.42
No. of shares bought through NSE	:	1,10,000
No. of shares bought through BSE	:	90,000

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buyback)

Authorised Signatory

Reliance
Industries Limite

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 02
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.cor

Date: 14th January 2005

1. The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023

2. The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(1) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	14th January 2005
No. of equity shares bought	:	3,00,000
Average price per share	:	515.17
Total amount (Rs. In crores with two decimals)	:	15.46
No. of shares bought through NSE	:	2,10,000
No. of shares bought through BSE	:	90,000

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buyback)

Authorised Signatory

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

Date: January 17, 2005

The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
(Fax No.2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
(Fax No.2659 8237 / 2659 8238)

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(1) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	17th January 2005
No. of equity shares bought	:	92,772
Average price per share	:	510.94
Total amount (Rs. In crores with two decimals)	:	4.74
No. of shares bought through NSE	:	48,000
No. of shares bought through BSE	:	44,772

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buyback)

Authorised Signatory

18/1/05

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: January 18, 2005

The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
(Fax No.2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
(Fax No.2659 8237 / 2659 8238)

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(1) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	18th January 2005
No. of equity shares bought	:	2,93,058
Average price per share	:	511.84
Total amount (Rs. In crores with two decimals)	:	15.00
No. of shares bought through NSE	:	2,60,000
No. of shares bought through BSE	:	33,058

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buyback)

Authorised Signatory

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: 19th January 2005

1. The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023

2. The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(1) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	19th January 2005
No. of equity shares bought	:	NIL
Average price per share	:	
Total amount (Rs. in crores with two decimals)	:	-
No. of shares bought through NSE	:	NIL
No. of shares bought through BSE	:	NIL

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Managers to the Buyback)

Authorised Signatory

cc: Calcutta Stock Exchange Association Limited

Reliance Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: 20th January 2005

1. The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023

2. The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(1) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	20th January 2005
No. of equity shares bought	:	4,41,865
Average price per share	:	510.95
Total amount (Rs. in crores with two decimals)	:	22.58
No. of shares bought through NSE	:	1,96,907
No. of shares bought through BSE	:	2,44,958

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Managers to the Buyback)

Authorised Signatory

cc: Calcutta Stock Exchange Association Limited

Reliance Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: 24th January, 2005

1. The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Fax No. 2272 3121/ 2272 2037

2. The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Fax No. 2659 8237/ 2659 8232

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(i) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	24th January 2005
No. of equity shares bought	:	2,00,000
Average price per share	:	507.68
Total amount (Rs. in crores with two decimals)	:	10.15
No. of shares bought through NSE	:	1,00,000
No. of shares bought through BSE	:	1,00,000

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buy Back)

Authorised Signatory

cc: Calcutta Stock Exchange Association Limited

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: 25th January, 2005

1. The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Fax No. 2272 3121/ 2272 2037

2. The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Fax No. 2659 8237/ 2659 8232

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(i) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	: 25th January 2005
No. of equity shares bought	: NIL
Average price per share	: -
Total amount (Rs. in crores with two decimals)	: -
No. of shares bought through NSE	: NIL
No. of shares bought through BSE	: NIL

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buy Back)

Authorised Signatory

cc: Calcutta Stock Exchange Association Limited

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: 27th January, 2005

1. The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Fax No. 2272 3121 / 2272 2037

2. The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Fax No. 2659 8237 / 2659 8232

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(i) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	27th January 2005
No. of equity shares bought	:	NIL
Average price per share	:	-
Total amount (Rs. in crores with two decimals)	:	-
No. of shares bought through NSE	:	NIL
No. of shares bought through BSE	:	NIL

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buy Back)

Authorised Signatory

28

cc: Calcutta Stock Exchange Association Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: 28th January, 2005

1. The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Fax No. 2272 3121 / 2272 2037

2. The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Fax No. 2659 8237 / 2659 8232

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(i) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	28th January 2005
No. of equity shares bought	:	NIL
Average price per share	:	
Total amount (Rs. in crores with two decimals)	:	
No. of shares bought through NSE	:	NIL
No. of shares bought through BSE	:	NIL

Thanking you,

Yours faithfully,

For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buy Back)

Authorised Signatory

cc: Calcutta Stock Exchange Association Limited

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Date: 31st January, 2005

1. The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
Fax No. 2272 3121/ 2272 2037

2. The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Fax No. 2659 8237/ 2659 8232

Dear Sir,

Sub: Buy Back of Equity Shares

We forward herewith the details of fully paid-up Equity Shares bought back by the Company today, pursuant to the 'Public Announcement' made by us and in accordance with the Regulation 15(i) of the SEBI (Buy Back of Securities) Regulations, 1998, for your records.

Details of purchases:

Date of Purchase	:	31st January 2005
No. of equity shares bought	:	NIL
Average price per share	:	-
Total amount (Rs. in crores with two decimals)	:	
No. of shares bought through NSE	:	NIL
No. of shares bought through BSE	:	NIL

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K. Sethuraman
Compliance Officer

For JM Morgan Stanley Pvt.Ltd.
(Manager to the Buy Back)

Authorised Signatory

cc: Calcutta Stock Exchange Association Limited



Reliance

Industries Limited

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

PUBLIC ANNOUNCEMENT

For the attention of the shareholders/beneficial owners of the equity shares of Reliance Industries Limited

This Public Announcement is made pursuant to the provisions of Regulation 8(1) read with Regulation 15(c) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, as amended and contains disclosures as specified in Schedule II to these Regulations.

Offer for Buy Back of Equity Shares from Open Market through Stock Exchange(s).

1. **THE OFFER & BUY BACK PRICE:**

1.1 Reliance Industries Limited ("RIL" or the "Company") hereby announces the Buy Back of its fully paid-up equity shares of face value Rs. 10 each ("Equity Shares") from the existing shareholders/beneficial owners of the equity shares of RIL ("Buy Back") through the open market using the nationwide electronic trading facilities of the Stock Exchange, Mumbai ("BSE") and the National Stock Exchange of India Limited ("NSE"), pursuant to Article 5(g) of the Articles of Association of the Company and in accordance with Sections 77A, 77AA and 77B of the Companies Act, 1956 ("the Companies Act") and the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 ("the Buy Back Regulations") at a price not exceeding Rs. 570 per equity share ("Maximum Offer Price") payable in cash, for an aggregate amount not exceeding Rs. 2,999 crore ("Offer Size") which represents 10% of the Company's total paid up equity capital and free reserves as on March 31, 2004 (the date of the last audited accounts).

1.2 The number of equity shares bought back would depend upon the average price paid for the equity shares bought back and the aggregate consideration paid for such equity shares bought back, subject to the maximum limit of 10% of the total paid up equity capital and free reserves of the Company, in accordance with the resolution passed by the Board of Directors of the Company at its meeting held on December 27, 2004. This is subject to a further limit of 25% of the total paid-up equity capital of the Company in a financial year as stipulated in the Companies Act. Hence, there is no fixed minimum or maximum number of equity shares that the Company proposes to Buy Back. As an illustration, at the proposed maximum offer price of Rs.570 per equity share and for an aggregate consideration amount of Rs. 2,999 crore, the maximum number of equity shares that can be bought back would be 5,26,14,035 equity shares, amounting to approximately 3.77 % of the total paid up equity capital of the Company as on December 27, 2004. Should the average purchase price be lower than Maximum Offer Price, the number of equity shares that can be bought back would be greater, assuming the payment of an aggregate consideration amount of Rs. 2,999 crore.

1.3 The Buy Back will be implemented by the Company by way of open market purchases through the BSE and the NSE using their nationwide electronic trading facilities. The Company shall not Buy Back its equity shares from any person through negotiated deals, whether on or off the Stock Exchange(s) or through spot transactions or through any private arrangement in the implementation of the Buy Back.

1.4 The maximum amount required by the Company for the said Buy Back aggregating Rs. 2,999 crores will be met out of the free reserves and/or the securities premium account of the Company.

2. **AUTHORITY FOR THE OFFER OF BUY BACK:**

The Board of Directors of the Company (hereinafter referred to as "the Board") at its meeting held on December 27, 2004, approved, Shri. Anil D. Ambani, Vice Chairman and Managing Director abstaining, the proposal for Buy Back of the Company's fully paid up equity shares of Rs 10/- each in accordance with the provisions contained in Article 5(g) of the Articles of Association of the Company and Sections 77A, 77AA, 77B and all other applicable provisions, if any, of the Companies Act and the provisions contained in the Buy Back Regulations.

3. **BRIEF INFORMATION ABOUT THE COMPANY:**

3.1 RIL is India's largest private sector company on major financial parameters with gross turnover of Rs. 74,418 crore, cash profit of Rs. 9,197 crore, net profit of Rs. 5,160 crore, networth of Rs. 34,453 crore and total assets of Rs. 71,157 crore in financial year 2003-04.

RIL is a fully integrated energy and petrochemicals company, with business activities encompassing all major growth sectors of the Indian economy such as oil and gas exploration and production, petroleum refining and marketing, petrochemicals including intermediates, and textiles and has investments in power, financial services, telecom and infocom sectors. RIL manufactures and markets a wide range of products. All its production facilities have a common feature-global scale operations employing state-of the art technology in the respective fields. RIL captures value at every stage of its operations, with its world-scale capacities, modern and integrated facilities, globally competitive operations, international quality products, an extensive marketing and distribution infrastructure and strong customer relationships.

RIL is the first and only private sector company from India to feature in the 2004 Fortune Global 500 list of "World's Largest Corporations" and ranks amongst the World's Top 200 companies in terms of profits. RIL emerged in the World's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey conducted by Financial Times/PricewaterhouseCoopers in 2004. RIL also featured in the Forbes Global list of World's 400 Best Big Companies in 2003 and in FT Global 500 list of World's largest companies. In 2004, the Company emerged as India's biggest wealth creator in the private sector over a 5 year period in a study by Business Today-Stern Stewart. Reliance Group was adjudged as India's "Most Admired Group" in a Business Barons - TNS Mode Opinion Poll 2004. RIL has emerged as "Most Dynamic Organisation" in a survey conducted by IMRB International based on a nationwide peer-perception survey.

3.2 The brief audited financial information of the Company for the last three financial years and unaudited financial information of the Company for the six months ended September 30, 2004 is given below:

(Rs. in crore)

	2001-02	2002-03	2003-04	Six months ended September 30, 2004 (Unaudited)
Gross Turnover	57,120	65,061	74,418	43,680
Net Turnover	42,089	45,898	51,802	30,444
Total Income	42,871	45,899	52,940	31,087
Earnings before Interest Depreciation and Tax	8,658	9,366	10,983	6,618
Profit after Tax	3,243	4,104	5,160	3,189
Equity Dividend	663	698	733	-
Paid-up Equity Share Capital	1,054	1,396	1,395	1,396
Equity Share Suspense	342	-	-	-
Reserves & Surplus	26,416	28,931	33,057	-
Net Worth	27,812	30,327	34,453	-
Key Ratios				
Earnings per Share (Rs.)	23.4	29.3	36.8	22.8 (1)
Book Value per share (Rs.)	199.2	217.2	246.7	-
Debt: Equity Ratio	0.64:1	0.60:1	0.58:1	-
RONW (%) (2)	15.1	14.8	17.0	-

(1) not annualised
(2) adjusted for CWIP and revaluation

4. **NECESSITY FOR BUY BACK**

The Company has accumulated free reserves and satisfactory liquidity. The Buy Back is expected to lead to (a) reduction in outstanding number of equity shares, and consequent increase in Earnings per Share; (b) improvement in Return on Net Worth; (c) reduction in volatility in the Company's stock price, leading to reduction in the weighted average cost of capital; (d) reflection of the under-valuation of the Company's stock price and the confidence of the management in future growth prospects; and (e) positive impact on the Company's stock price, contributing to maximisation of overall shareholder value.

5. **DISCLOSURES CONTAINED IN THE PUBLIC NOTICE ISSUED AFTER THE BOARD MEETING HELD ON DECEMBER 27, 2004**

"This Public Notice is issued pursuant to the provisions of Regulation 5A of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (hereinafter referred to as "Buy Back Regulations"). Reliance Industries Limited proposes to Buy Back its fully paid up equity shares of Rs. 10/- each to the extent of or less than 10% of the total paidup equity capital and free reserves of the Company. In this behalf, disclosures as required under Regulation 5A read with Schedule I to the Buy Back Regulations are set out herein below:

1. The first proviso to Section 77A(2)(b) of the Companies Act, 1956 (hereinafter referred to as "the Companies Act"), read with the Buy Back Regulations permits Buy Back of equity shares of a company up to 10% of the total paid-up equity capital and free reserves of the company, authorized by means of a resolution passed by the Board of Directors of the company at its meeting.

The Board of Directors of Reliance Industries Limited (hereinafter referred to as "the Company") at its meeting held on December 27, 2004, approved, Shri. Anil D. Ambani, Vice Chairman and Managing Director abstaining, the proposal for Buy Back of the Company's fully paid up equity shares of Rs 10/- each (hereinafter referred to as the "Buy Back"), at a price not exceeding Rs. 570 per equity share (hereinafter referred to as the "Maximum Offer Price"), payable in cash, up to an aggregate amount not exceeding Rs. 2,999 crores, that is, not exceeding 10% of the total paid-up equity capital and free reserves of the Company as on March 31, 2004, from the open market through Stock Exchanges in accordance with the provisions contained in Article 5(g) of the Articles of Association of the Company and Sections 77A, 77AA, 77B and all other applicable provisions, if any, of the Companies Act and the provisions contained in the Buy Back Regulations. In terms of the Companies Act, the buy back of equity shares in any financial year shall not exceed 25% of the total paid-up equity capital of the company in that financial year.

The resolution of the Board of Directors authorizes a Committee of Independent Directors to oversee all matters pertaining to the Buy Back and authorizes certain Executive Directors and Executives to perform acts necessary in the implementation of the Buy Back.

2. The Company has accumulated free reserves and satisfactory liquidity. The Buy Back is expected to lead to (a) reduction in outstanding number of equity shares, and consequent increase in Earnings per Share; (b) improvement in Return on Net Worth; (c) reduction in volatility in the Company's stock price, leading to reduction in the weighted average cost of capital; (d) reflection of the under-valuation of the Company's stock price and the confidence of the management in future growth prospects; and (e) positive impact on the Company's stock price, contributing to maximisation of overall shareholder value.

3. The Buy Back is proposed to be implemented by the Company by way of open market purchases through the Stock Exchange, Mumbai (BSE) and the National Stock Exchange of India Limited (NSE) having nationwide electronic trading terminals. The Company shall not Buy Back its equity shares from any person through negotiated deals whether on or off the Stock Exchange(s) or through spot transactions or through any private arrangement in the implementation of the Buy Back.

4. The maximum amount required by the Company for the said Buy Back aggregating Rs. 2,999 crores, will be met out of the free reserves and/or the securities premium account of the Company.

5. The Maximum Offer Price has been arrived at after taking into consideration factors *inter alia* the book value, other financial ratios, the market value as well as liquidity of the equity shares on the Stock Exchanges and the possible impact of the Buy Back on the Company's earnings per equity share. The maximum Buy Back price as proposed above will not impair the growth of the Company and also contribute to the overall enhancement of the shareholder value.

6. The number of equity shares bought back would depend upon the average price paid for the equity shares bought back and the aggregate consideration paid for such equity shares bought back . As an illustration, at the proposed Maximum Offer Price of Rs. 570 per equity share and for an aggregate consideration amount of Rs. 2,999 crore, the maximum number of equity shares that can be bought back would be 5,26,14,035 equity shares, aggregating approximately 3.77% of the total paid up equity capital as on December 27, 2004. Should the average purchase price be lower than the Maximum Offer Price, the number of equity shares that can be bought back would be greater, assuming the payment of an aggregate consideration not exceeding Rs. 2,999 crores. Hence, there is no fixed minimum or maximum number of equity shares that the Company proposes to Buy Back, subject to the limits as stipulated in paragraph 1 herein above.

7. (a) The aggregate shareholding of the promoters, and of the directors of the promoters, and of the persons who are in control of the Company and of persons who are acting in concert with them at the opening of business hours as on December 27, 2004 is 65,20,60,766 equity shares constituting 46.70% of the paid-up share capital of the Company.

(b) The aggregate number of equity shares purchased and sold by the Promoters during a period of six months preceding the date of Board meeting at which the Buy Back was approved, i.e. December 27, 2004 is 10,000 (*purchase*) and 19,054 (sale) equity shares respectively.

c) With reference to (b) above, the maximum and minimum purchase price was Rs. 481.39 on December 20, 2004. The maximum sale price was Rs. 547.43 on October 6, 2004 and minimum sale price was Rs. 433.60 on July 9, 2004.

8. The Company shall not purchase equity shares under the Buy Back from the Promoters.

9. The Buy Back is expected to be completed within the statutory validity period of the resolution dated December 27, 2004 passed by the Board of Directors of the Company, which at present is twelve months from the date of passing of the resolution or when the Company has completed Buy Back to the extent of Rs. 2,999 crore under the Buy Back or such other date as may be determined by the Company at anytime even if the maximum limit of Buy Back of shares has not been reached by giving appropriate notice for such earlier date, if any, whichever is earlier.

10. The ratio of the debt owed by the Company will not be more than twice the capital and free reserves of the Company after the Buy Back.

11. The equity shares of the Company are listed on BSE, NSE and The Calcutta Stock Exchange Association Ltd. ("CSE"). The Company has applied for voluntary delisting of its equity shares from CSE in March 2003, in terms of the provisions of the Securities and Exchange Board of India (Delisting of Securities) Regulations, 2003. The Global Depository Receipts ("GDRs") of the Company are listed at The Luxembourg Stock Exchange, Luxembourg.

12. In view of recent reports in media, the Company has received letters from BSE dated December 21, 2004 and NSE dated December 21, 2004 asking Company to furnish material information having bearing on operations/performance of the Company as well as price sensitive in nature and/or any issues relating to requirements of corporate governance norms in any of those matters. The Company vide its two letters both dated December 22, 2004 replied to these letters stating that it had intimated to the stock exchange(s) matters which are required to be informed under the listing agreement with them.

13. It is hereby confirmed that there are no defaults subsisting in repayment of deposits, redemption of debentures or preference shares or repayment of term loans to any financial institution or bank.

14. The Board of Directors of the Company confirms that they have made necessary and full inquiry into the affairs and prospects of the Company and that they have formed the opinion that:

(a) immediately following the date on which the meeting of the Board of Directors is convened, there will be no grounds on which the Company could be found unable to pay its debts;

(b) as regards its prospects for the year immediately following the date of the Board Meeting, that is, December 27, 2004, that having regard to their intentions with respect to the management of the Company's business during that year and to the amount and character of the financial resources which will in their view be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from that date; and

(c) in forming their opinion for the above purposes, the directors have taken into account the liabilities, as if the Company were being wound up under the provisions of the Companies Act, 1956 (including prospective and contingent liabilities).

15. The text of the report dated December 27, 2004 received from Messrs. Chaturvedi & Shah, Chartered Accountants and Messrs. Rajendra & Co., Chartered Accountants, the Joint Auditors of the Company addressed to the Board of Directors of the Company is reproduced below:

"In connection with the proposed Buy Back of equity shares approved by the Board of Directors at their meeting held on December 27, 2004, based on the information and explanations given to us, we report as follows:

a) We have inquired into the Company's state of affairs;

b) The amount of the permissible capital payment (including premium) towards Buy Back of equity shares in question, as computed below is based upon the annual accounts of the Company for the year ended March 31, 2004, has been determined in accordance with first proviso to Section 77A(2)(b) of the Companies Act, 1956:

	(Rs. in crore) Amount
Equity Share Capital as at March 31, 2004	1395.95
Free Reserves as at March 31, 2004	28598.60
Total	29992.55
Maximum amount permissible for the Buy Back i.e. 10% of total paid-up equity capital and free reserves	2999.25

c) The Board of Directors at their meeting held on December 27, 2004 have formed their opinion as specified in clause (x) of Schedule I to the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one-year from that date of the aforesaid Board meeting held on December 27, 2004."

16. The Board of Directors of the Company accepts responsibility for the information contained in this notice."

6 **PRESENT CAPITAL STRUCTURE AND SHAREHOLDING PATTERN:**

6.1 The Share Capital of the Company as on December 27, 2004 (being the date of Board meeting) is as follows:

	(Rs. in crore) Amount
Authorised:	
2,50,00,00,000 Equity Shares of Rs. 10 each	2,500.00
50,00,00,000 Preference Shares of Rs. 10 each	500.00
	3,000.00
Issued, Subscribed & Paid-up:	
1,39,63,77,536 Equity Shares of Rs. 10 each fully paid up	1,396.38
Less : Calls in Arrears – by others	0.43
Total	1,395.95

Notes:

(i) Of the above Equity Shares:

(a) 48,17,70,552 Shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.

(b) 52,31,98,799 shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash and includes 10,46,60,154 shares allotted to the Petroleum Trust, the sole beneficiary of which is Reliance Industrial Investments and Holdings Limited, a wholly owned subsidiary of the Company

(c) 33,04,27,345 shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants against Global Depository Shares and re-issue of forfeited equity shares

(ii) The Company has reserved issuance of 5,26,87,351 Equity Shares of Rs. 10 each for offering to employees under Employees Stock Option Scheme (ESOP)

6.2 The present shareholding pattern of the Company at opening of business hours on December 28, 2004 is as shown below:

Particulars	No. of Equity Shares	% of the Existing Equity Capital	No. of Shares post Buy Back*	% holding post Buy Back*
Promoters and/or persons who are in control and/or persons acting in concert with them	**65,20,30,766	46.70%	65,20,30,766	48.52%
International Investors (GDRs / FIIs / NRIs)	41,38,78,322	29.64%	69,17,32,735	51.48%
Financial Institutions / Banks / Insurance Companies/ Mutual Funds/(Central/ State Government Inst./ Non-Government Inst.)	12,05,09,158	8.63%		
Public, including other Bodies Corporate	20,99,59,290	15.03%		
Total	1,39,63,77,536	100.00%	1,34,37,63,501	100.00%

* Assuming that as a part of the Buy Back, 5,26,14,035 Equity Shares are bought back at the Maximum Offer Price of Rs. 570 for an aggregate amount deployed of Rs. 2,999 crore. The shareholding, post Buy Back may differ depending upon the actual number of equity shares bought back under the Buy Back.

** Reduced on account of sales, reflected in the Depository Account, after date of Public Notice.

6.3 There are no partly paid up shares or outstanding convertible instruments.

6.4 (a) The aggregate shareholding of the promoters, and of the directors of the promoters, and of the persons who are in the control of the Company and of persons who are acting in concert with them (hereinafter collectively referred to as "the Promoters") at the opening of business hours as on December 28, 2004 is 65,20,30,766 equity shares constituting 46.70% of the paid-up share capital of the Company.

(b) The aggregate number of equity shares purchased and sold by the Promoters during a period of twelve months preceding the date of this Public Announcement is 1,06,283 (purchase) and 85,948 (sale) equity shares respectively.

(c) With reference to (b) above, the maximum purchase price was Rs. 570.03 on April 12, 2004 and minimum purchase price was Rs. 430.13 on May 17, 2004. The maximum sales price was Rs. 602 on January 15, 2004 and minimum sale price was Rs. 433.80 on July 9, 2004.

7 **SOURCES OF FUNDS:**

The maximum amount, which the Company would require for the purposes of the Buy Back, is Rs. 2,999 crore. The Company has significant investments which are reflected in the cash and bank balances, fixed deposits, investment in government securities, treasury bills, investments in mutual funds and equity shares of listed companies. Apart from these liquid investments, the Company also generates adequate cash flows from its operations. The Company would use a combination of the aforesaid resources for the Buy Back. The cost of financing the Buy Back would result in a reduction in the treasury income, which the Company could have otherwise earned on the funds deployed in liquid assets.

8 **LISTING DETAILS AND STOCK MARKET DATA:**

8.1 The equity shares of the Company are listed on BSE, NSE and The Calcutta Stock Exchange Association Ltd. ("CSE"). The Company has applied for voluntary delisting of its equity shares from CSE in March 2003, in terms of the provisions of the Securities and Exchange Board of India (Delisting of Securities) Regulations, 2003. The Global Depository Receipts ("GDRs") of the Company are listed at The Luxembourg Stock Exchange, Luxembourg.

8.2 The High, Low and Average market prices for the preceding three calendar years and monthly high, low and average market prices for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows:

BSE

Period	High (Rs.)	Date of High	No. of shares traded on date of high	Low (Rs.)	Date of Low	No. of shares traded on date of low	Average Price (Rs.)	Total number of shares traded
On January 1, 2001: Share Capital 1,05,37,57,027 Equity Shares								
2001*	451.80	2-Mar-01	1,03,17,661	204.10	25-Sep-01	46,58,466	335.37	72,37,89,696
1-Jan-02 to 18-Oct-02	344.00	14-Jan-02	30,66,733	229.40	9-Aug-02	27,92,305	280.82	28,01,88,418
On October 18, 2002, the Company has allotted 34,26,20,509 Equity Shares pursuant to amalgamation of Reliance Petroleum Limited with the Company. Number of Equity Shares after allotment :1,39,63,77,536.								
19-Oct-02 to 31-Oct-02	306.35	27-Dec-02	48,79,339	218.05	28-Oct-02	14,78,040	274.94	17,24,45,877
2003	582.00	31-Dec-03	58,96,618	258.00	9-May-03	12,12,586	360.60	61,10,60,860
Jun – 04	458.50	9-Jun-04	25,81,075	409.00	23-Jun-04	43,43,650	439.03	6,98,66,346
Jul – 04	490.25	30-Jul-04	32,50,395	412.00	15-Jul-04	34,02,376	442.92	7,50,01,836
Aug – 04	504.90	5-Aug-04	27,88,885	448.45	23-Aug-04	37,73,247	477.18	6,12,80,515
Sep – 04	519.35	30-Sep-04	30,11,712	454.00	3-Sep-04	20,00,077	491.63	4,87,61,917
Oct – 04	567.00	20-Oct-04	36,46,132	512.70	1-Oct-04	34,86,688	540.71	5,59,73,302
Nov – 04	552.40	12-Nov-04	8,87,141	487.00	29-Nov-04	79,53,745	534.25	5,87,45,101
Dec – 04 **	548.00	6-Dec-04	21,87,157	472.30	20-Dec-04	81,02,897	508.98	7,56,33,107

* Prior to July 2, 2001 Equity Shares of the Company were traded in physical segment

** Up to December 27, 2004

(Source: BSE website "www.bseindia.com")

NSE

Period	High (Rs.)	Date of High	No. of shares traded on date of high	Low (Rs.)	Date of Low	No. of shares traded on date of low	Average Price (Rs.)	Total number of shares traded
On January 1, 2001: Share Capital 1,05,37,57,027 Equity Shares								
2001	451.00	2-Mar-01	1,34,16,273	203.60	25-Sep-01	71,20,552	305.28	96,98,73,159
1-Jan-02 to 18-Oct-02	344.00	14-Jan-02	46,86,848	229.60	9-Aug-02	33,69,119	280.96	49,11,57,464
On October 18, 2002 the Company has allotted 34,26,20,509 Equity Shares pursuant to amalgamation of Reliance Petroleum Limited with the Company. Number of Equity Shares after allotment : 1,39,63,77,536.								
19-Oct-02 to 31-Oct-02	306.40	27-Dec-02	1,03,49,750	218.05	28-Oct-02	28,80,309	274.76	32,84,54,289
2003	582.80	31-Dec-03	1,14,71,408	257.15	9-May-03	30,66,891	360.61	1,32,85,62,105
Jun – 04	458.25	9-Jun-04	51,36,240	409.15	23-Jun-04	1,10,69,288	438.85	14,41,23,371
Jul – 04	490.50	30-Jul-04	71,11,050	400.00	9-Jul-04	45,32,676	442.89	15,92,04,863
Aug – 04	565.00	17-Aug-04	55,51,317	448.50	23-Aug-04	80,81,472	478.71	13,21,01,617
Sep – 04	519.75	30-Sep-04	80,72,349	468.60	3-Sep-04	39,18,033	491.83	10,39,85,786
Oct – 04	600.00	26-Oct-04	63,95,029	512.25	1-Oct-04	87,82,434	547.43	11,49,45,629
Nov – 04	587.00	4-Nov-04	61,25,154	487.00	29-Nov-04	2,03,40,653	535.24	14,53,93,263
Dec – 04 *	547.90	3-Dec-04	74,48,219	472.10	20-Dec-04	2,10,93,705	508.96	18,06,42,085

* Upto December 27, 2004

(Source: NSE website "www.nseindia.com")

8.3 The closing market price immediately after the date of the resolution of the Board of Directors approving the Buy Back, that is, December 27, 2004, was Rs. 516.65 per equity share on BSE and Rs. 516.95 per equity share on NSE *(Source: www.bseindia.com and www.nseindia.com)*

9. **MANAGEMENT DISCUSSION AND ANALYSIS ON THE LIKELY IMPACT OF THE BUY BACK ON THE COMPANY:**

9.1 The Buy Back is not likely to cause any material impact on the profitability of the Company, except of a reduction in the treasury income, which the Company could have otherwise earned on the funds deployed in liquid assets. The Company may continue to avail financial assistance from banks/financial institutions for meeting its business requirements.

9.2 Pursuant to Regulation 15(b) the Buy Back Regulations, the Promoters and persons in control are not entitled to offer Equity Shares held by them under the Buy Back. The holding of the Promoters and persons in control as a result of the Buy Back would be 48.52% of the total equity capital assuming that the entire amount of Rs. 2,999 crore is utilised for the Buy Back at a price of Rs. 570 per Equity Share. The Buy Back of Equity Shares will not result in any change in control or otherwise affect the existing management structure.

9.3 Consequent to the Buy Back and based on the number of shares bought back by the Company from International Investors (FIIs/NRIs), Indian Financial Institutions / Banks /Mutual Funds, Central/State Government Institutions/Non-Government Institutions and Public including other Bodies Corporate, their shareholding would undergo a change.

9.4 Post Buy Back the ratio of the debt owed by the Company will not be more than twice the capital and free reserves of the Company after the Buy Back.

10. **STATUTORY APPROVALS:**

The Board of the Company has approved the Buy Back at its meeting held on December 27, 2004 as statutorily required by the Companies Act. No other statutory approvals are required to be obtained for the Buy Back.

11. **PROPOSED TIMETABLE**

Activity	Date
Board Meeting approving Buy Back	December 27, 2004
Date of opening the Buy Back	January 10, 2005
Acceptance of Equity Shares	Within 15 days of the relevant payout days of the Stock Exchange(s)
Extinguishment of equity shares	Within 7 days of acceptance as above
Last Date for the Buy Back	December 26, 2005 or when RIL has completed Buy Back to the extent of Rs. 2,999 crore under the Buy Back or such other date as may be determined by RIL at anytime even if the maximum limit of Buy Back of shares has not been reached (by giving appropriate notice for such earlier date, if any), whichever is earlier

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12. PROCESS AND METHODOLOGY TO BE ADOPTED FOR BUY BACK:

12.1 The Buy Back is open to all equity shareholders of the Company both registered and unregistered holding shares either in physical and/or electronic form, except Promoters as indicated in this Public Announcement.

12.2 As per the Buy Back Regulations, a company intending to purchase its shares from the open market, shall do so only on the Stock Exchange(s) having nationwide trading terminals. Accordingly, the Buy Back will be implemented by the Company by way of open market purchases through BSE and NSE using their nationwide electronic trading terminals.

12.3 For the aforesaid Buy Back of equity shares, the Company has appointed the following registered brokers ("Brokers to the Offer") through whom the purchases and settlement on account of Buy Back would be made:

a. **JM Morgan Stanley Retail Services Private Limited,**
Apeejay Business Centre, Apeejay House, 3-Dinshaw Vachha Road, Churchgate, Mumbai - 400 020; Tel: +91 22 5504 0404.

b. **DSP Merrill Lynch Limited,**
Mafatlal Centre, 10th Floor, Nariman Point, Mumbai – 400 021;
Tel : +91 22 5632 8000

c. **Citigroup Global Markets India Private Limited,**
Bakhtawar, 4th Floor, Nariman Point, Mumbai – 400 021; Tel : +91 22 5631 9999

d. **Deutsche Equities India Private Limited,**
D B House, Hazarimal Somani Marg, Fort, Mumbai - 400 001;
Tel : +91 22 5658 4600

e. **HSBC Securities and Capital Markets (India) Private Limited,**
52/60 Mahatma Gandhi Road, Fort, Mumbai - 400 001; Tel : +91 22 2267 4921

f. **ICICI Brokerage Services Limited,**
ICICI Centre, H.T. Parikh Marg, Churchgate, Mumbai - 400 020;
Tel : +91 22 2288 2460

g. **UBS Securities India Private Limited,**
2/F, Hoechst House, Nariman Point, Mumbai – 400 021; Tel : +91 22 2286 2000

12.4 The Buy Back of equity shares will be made only through the order matching mechanism except "all or none" order matching system.

12.5 The Company, may, from time to time commencing from January 10, 2005 place "buy" orders on the BSE and/or NSE to buy back Equity Shares through the Brokers to the Offer, in such quantity and at such prices, not exceeding Rs. 570 per Equity Share, as it may deem fit, depending upon the prevailing market price of the Equity Shares of the Company in the secondary market. The identity of the Company as a purchaser shall appear on the electronic screen when the order is placed by the Company.

12.6 The Equity Shares of the Company are traded in the compulsory demat mode under the trading code(s) '500325' at BSE and 'RELIANCE EQ' at NSE. Shareholders holding Equity Shares in physical form can sell their Equity Shares in the odd lot trading segment on BSE, if and when the Company places an order in that segment.

12.7 Beneficial owners, that is, persons who hold Equity Shares in electronic form and who desire to offer their Equity Shares under the Buy Back, would have to do so through their stock broker, who is a member of either NSE or BSE, whenever, the Company has placed a "buy" order for Buy Back of Equity Shares, by indicating to their broker the number of Equity Shares they intend to sell at the price at which the Company has placed the order. The price at which the order matches the trade would be executed and that price would be the Buy Back price for that offeror. It may be noted that a uniform price would not be paid to all the offerors under the Buy Back and the same would depend on the price at which the trade with that offeror was executed

12.8 The Company is under no obligation to place a "buy" order on a daily basis, nor is the Company under any obligation to place an order on both the Stock Exchange(s) and/or on both odd lots as well as normal trading segment of the Stock Exchange(s), as applicable.

12.9 Nothing contained herein shall confer any right to any shareholder to offer, or any obligation on the part of the Company or the Board to Buy Back, any Equity Shares, and/ or to impair any power of the Company or the Board or the Committee authorized by the Board to terminate any process in relation to such Buy Back, if so permissible by law.

13. METHOD OF SETTLEMENT:

13.1 The Company will pay the Buy Back consideration to the respective Brokers to the Offer on or before every pay-in date for each settlement, as applicable to NSE / BSE, through which exchange the transaction was executed.

13.2 The beneficial owners, that is, persons who hold shares in electronic form would be required to transfer the number of shares sold, in favour of the broker through whom the trade was executed, by tendering the delivery instruction to their respective depository participant ("DP") for debiting their beneficiary account maintained with the DP and crediting the same to the brokers' pool account. Shareholders holding shares in physical form may present the share certificate(s) to their respective brokers through whom the trade was executed.

13.3 The Company has opened a depository account styled "RIL - Buyback of equity shares–2005". The shares bought back in electronic form would be transferred into the aforesaid account by the Brokers to the Offer, on receipt of the shares and after the completion of the clearing and settlement mechanism of BSE and NSE.

13.4 The Equity Shares lying in credit in the aforesaid depository account will be periodically extinguished within the stipulated days (which currently is within 7 days from the date of acceptance of the Equity Shares) in the manner specified in the Buy Back Regulations. In respect of Equity Shares bought back in the physical form, the Shares would be extinguished and the share certificates physically destroyed within the stipulated days (which currently is 7 days from the date of acceptance) in the manner specified in the Buy Back Regulations. The details of the equity shares extinguished would be notified to all the stock exchanges on which the equity shares are listed and to the Securities and Exchange Board of India as per the provisions of the Buy Back Regulations.

14. COMPLIANCE OFFICER:

K. Sethuraman
Reliance Industries Limited
Maker Chambers IV, 3rd Floor, 222, Nariman Point, Mumbai 400 021
Phone : (022) 3032 5000; • Fax: (022) 3032 5166
E Mail: K_Sethuraman@ril.com

15. INVESTOR SERVICE CENTRE

In case of any queries, the Shareholders/Beneficial owners may contact at the following address on any working day (except Saturdays, Sundays & Public Holidays) between 11 a.m. and 3 p.m. : V.Mahesh, Karvy Computershare Private Limited, Karvy House, 46 Avenue 4, Street No 1, Banjara Hills, Hyderabad 500 034 Telephone: 040 2332 0666/0711, 2330 4703; Fax: 040 2332 3058; Email: vm@karvy.com

16. MANAGER AND ADVISOR TO THE BUY BACK:

The Company has appointed JM Morgan Stanley Private Limited as Manager to the Buy Back.

JM MORGAN STANLEY

JM MORGAN STANLEY PRIVATE LIMITED
141, Maker Chambers III,
Nariman Point, Mumbai 400 021
Phone : +91 22 5630 3030 • Fax : +91 22 2202 8224
Email : Shailesh.Mehta@morganstanley.com

The Company has appointed DSP Merrill Lynch Limited as Advisor to the Buy Back

DSP Merrill Lynch

DSP MERRILL LYNCH LIMITED
10th Floor, Mafatlal Centre,
Nariman Point, Mumbai - 400 021
Phone : +91 22 5632 8000 • Fax : +91 22 2204 8518
Email : ril_buyback@ml.com

DIRECTORS' RESPONSIBILITY:

The Board of Directors of the Company accepts responsibility for the information contained in this Public Announcement.

For and on behalf of Board of Directors
of Reliance Industries Limited

sd/-	sd/-	sd/-
Mukesh D. Ambani	Nikhil R. Meswani	Vinod M. Ambani
Chairman & Managing Director	Executive Director	Company Secretary

Place : Mumbai
Date : December 28, 2004